FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 1, 2010, TOP Ships Inc. (the "Company"), through its vessel-owning subsidiaries, entered into commercial and technical management agreements with Central Mare, Inc. ("Central Mare"), a related party controlled by the family of Mr. Evangelos J. Pistiolis, the Company's Chief Executive Officer, for the commercial and technical management of the Company's vessels (the "Agreement").  One vessel will continue to receive technical management services under its current technical management agreement until November 2010, after which Central Mare will provide technical management services in addition to management services.

Under the Agreement the Company will pay Central Mare a management fee of Euro 650 or $844 (based on a Dollar/Euro exchange rate as of July 26, 2010, as are the other exchange rate figures in this paragraph) per vessel per day on time or spot charter and Euro 250 or $325 per vessel per day on bareboat charter. The term of the Agreement is five years and the other material terms are: (i) an annual increase of all fees of 3% per annum to be reviewed on the fifth anniversary; (ii) accounting services to be provided for a quarterly fee of Euro 250,000 or $324,650; (iii) financial reporting services to be provided for a quarterly fee of Euro 80,000 or $103,888; (iv) Sarbanes-Oxley compliance services to be provided for Euro 100 or $77 per vessel per day; (v) commercial operation and freight collection services to be provided for Euro 90 or $117 per vessel per day; (vi) manager superintendent services to be provided for Euro 500 or $385 per day; (vii) information systems to be provided for Euro 10,000 or $12,986 per vessel per day; (viii) a commission on derivative agreements and new loan financing or loan refinancing of 0.2%; (ix) a commission on all new hires of 1.25% and on existing hires post fixture of 0.75%; (x) a 1% commission on the sale or purchase price of a vessel upon sale or purchase; (xi) a newbuilding construction supervisor fee of Euro 400,000 or $519,440 per newbuilding vessel and (xii) legal fees to be reimbursed at cost.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-160412) filed with Securities and Exchange Commission (the "Commission") on July 2, 2009, as amended, and declared effective on August 13, 2009, and into the Company's Registration Statement on Form F-3 (Registration No. 333-161022) filed with the Commission on August 4, 2009, as amended, and declared effective on August 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: July 27, 2010	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 1112852